Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

cwalstrand@networld.com

September 29, 2008

Ms. Mellissa Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:

Transact Energy, Corp.

Registration Statement on Form S-1

Filed June 10, 2008

File No. 333-151574

Dear Ms. Duru:

Transact Energy Corp., (the “Company”), has received your comment letter dated July 17, 2008, (“comment letter”) pertaining to the above referenced amended registration statement on Form S-1 (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

It appears that you inadvertently filed a post effective amendment related to the current registration statement, File No. 333-151574. Please file a post effective amendment corresponding to the SB-2 File No. 333-139746 and withdraw the current post effective amendment.

RESPONSE:

The requested actions were taken on July 24, 2008.

2.

Your amendment to the registration statement omits the F-page financial statements and notes to the financial statements that are required by Regulation S-K and S-X. Please refile your registration statement, inclusive of all requisite financial statements.

RESPONSE:

We have included the required financial statements and notes with this current amendment.

3.

We note your response to prior comment 4 and reissue the comment. Based on your description of the current status of your business operations and business plan, it would appear that the instruction to paragraph (a) of Industry Guide 7 is applicable. Please revise or advise.

RESPONSE:

As previously explained, we are not an exploration company.  Our business is to identify and locate oil and gas lease opportunities which we will then evaluate for potential production.  We intend to purchase those oil and gas leases that indicate good potential for production and then sell same leases and retain an overriding royalty. We do not intend to perform exploration or oil field operations. We have revised our business description to clearly indicate our intention.

4.

We note your response to prior comment 5. Please advise us supplementally of any material changes that were made to the current S-1 registration statement that differ from the prior SB-2 filing. We may have further comment.

RESPONSE:

There are no material changes in our current S-1 registration statement that differ from our prior SB-2 filing other than a change in officers and directors which has been included in the current S-1 amendment.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Attorney at Law

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